Exhibit 99.1

                            Elan Corporate Bulletin


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

          ELAN ANNOUNCES INTENTION TO PROVIDE ADDITIONAL GUARANTEES OF
                       ITS OUTSTANDING 7.25% SENIOR NOTES


Dublin, Ireland, November 2, 2004 - Elan Corporation, plc ("Elan") today announced that it expects to provide additional guarantees of the outstanding 7.25% Senior Notes issued by Elan's wholly-owned subsidiary, Athena Neurosciences Finance, LLC, and guaranteed by Elan. The guarantees will be provided by all subsidiaries of Elan that are expected to guarantee notes issued pursuant to the recently announced offering. The provision of the 7.25% Senior Note guarantees will be conditioned upon, and is expected to occur concurrently with, the completion of that offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the proposed provision of the 7.25% Senior Note guarantees. You can identify these statements by the fact


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                            Elan Corporate Bulletin



that they use words such as "expect", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Factors that could effect whether the 7.25% Senior Note guarantees are provided include, among other things, the completion of the recently announced note offering; and uncertainties related to corporate debt securities generally, for the securities of biotechnology companies and for Elan's debt securities in particular. A further list and description of risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 on From 20-F/A, and in its Reports of Foreign Issuer on Form 6- K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.